[Letterhead of Goldman Sachs & Co.]

June 8, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BWAY Holding Company
Filed on Form S-1
Registration No. 333-141174

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 30, 2007 and the date hereof 9,858 copies of the Preliminary Prospectus dated May 30, 2007 were distributed as follows: 7,051 to 4 underwriters, 2,679 to prospective investors, 115 to 2 prospective dealers and 13 to 7 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on June 12, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

BANC OF AMERICA SECURITIES LLC

DEUTSCHE BANK SECURITIES INC.

J.P. MORGAN SECURITIES INC.

As Underwriters

By: /s/ Goldman, Sachs & Co.

      (Goldman, Sachs & Co.)

As representative to Underwriters